SEC File No. 1-12838

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2002

                  BEMA GOLD CORPORATION
(Translation of Registrant’s name into English)

               1138 Melville Street, 18th Floor
             Vancouver, BC, V7X 1G4 Canada
(Address of principal executive office)

     [Indicate by check mark whether the Registrant files or
will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ____   Form 40-F

     [Indicate by check mark whether the Registrant by
furnishing the information contained in this Form is also
thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____  No

     [If “Yes: is marked, indicate below the file number
assigned to the registrant in connection with Rule 12g3-2(b).]

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  BEMA GOLD CORPORATION
(Registrant)

By:                   /s/ Roger Richer
(Signature)

            Roger Richer, Vice President, Administration,
                       Secretary and General Counsel
(Name and Title of Signing Officer)

Date:       November 22, 2002

FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(INDIVIDUALLY, THE “ACT ” AND COLLECTIVELY, THE “SECURITIES ACTS”)

MATERIAL CHANGE REPORT

Item 1:        Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Bema Gold Corporation
18th Floor, 1138 Melville Street
Vancouver, B.C. V6E 4S3
Telephone: (604) 681-8371

Item 2:        Date of Material Change

November 8, 2002

Item 3:        Press Release

The Press Release was disseminated on November 8, 2002, to the Toronto Stock Exchange and the American Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:        Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation (“Bema”) has entered into an agreement for a bought deal financing with a syndicate of underwriters lead by Canaccord Capital Corporation, Haywood Securities Inc., Griffiths McBurney & Partners, Sprott Securities Inc. and BMO Nesbitt Burns Inc. (the “Underwriters”). Under the offering Bema will issue 3,125,000 units (“Units”) at a price of $1.60 per Unit for gross proceeds of $5 million. Each Unit will consist of one common share (a “Share”) and one-half of one transferable common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder to subscribe for one additional common share (a “Warrant Share”) at a price of $2.00 per Warrant Share for a period of 18 months from closing. Bema has also agreed to grant the Underwriters an option (the “Option”) to purchase up to an additional 6,875,000 Units at the closing price until 48 hours prior to closing, for additional gross proceeds to Bema of up to $11,000,000. The Units issued pursuant to the offering will be qualified under a short form prospectus. Proceeds from this offering will be used for general working capital.

Item 5:        Full Description of Material Change

Bema has entered into an agreement for a bought deal financing with a syndicate of Underwriters. Under the financing Bema will issue 3,125,000 Units at a price of $1.60 per Unit (“Offering Price”) for gross proceeds of $5 million (the “Offering”). Each Unit will consist of one Share and one-half of one Warrant.

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Each whole Warrant will entitle the holder to subscribe for one additional Warrant Share at a price of $2.00 per Warrant Share for a period of 18 months from closing.

Bema has agreed to grant the Underwriters an Option to purchase up to an additional 6,875,000 Units at the Offering Price up to 48 hours prior to the closing of the Offering. The purchase of these additional Units will result in additional gross proceeds to Bema of up to $11 million, for total gross proceeds from the fofering of up to $16 million, before Underwriters’ Commissions and issue costs.

Bema will qualify the distribution of the Units issued under the Offering in British Columbia, Alberta, Manitoba and Ontario (the “Jurisdictions”) by filing a short form prospectus in the Jurisdictions. A portion of the Offering may also be conducted in the United States, Europe and Asia.

In consideration of the services performed by the Underwriters in connection with the Offering, the Underwriters will receive a cash commission equal to 6% of the gross proceeds raised under the Offering. Bema has the right to direct the sale of up to 500,000 Units. To the extent that the sale of such Units is directed by Bema, the Underwriters’ cash commission will be reduced to 2% of the proceeds received by Bema from the sale of such Units. Issue costs are estimated at $100,000.

The net proceeds of the Offering will be used for general working capital.

Item 6:
Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not applicable.

Item 7:        Omitted Information

Not applicable

Item 8:        Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Mark Corra, Chief Financial Officer
18th Floor – 1138 Melville Street
Vancouver, B.C. V6E 4S3
Telephone: (604) 681-8371

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Item 9:        Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 18th day of November, 2002.

“Mark Corra”

Mark Corra, Chief Financial Officer

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A ST ATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT , AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIRE MENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMP ANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THIS REGULATION THAT , AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION. [NOVA SCOTIA]

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQURIED TO BE FILED OR FURNISHED UNDER THE ACT OR THESE REGULATIONS THAT , AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE IS A MISREPRESENTATION. [SASK/NWFD]

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News Release

Bema Enters Into Bought Deal Financing Agreement For Up To CDN$ 16 Million

November 8, 2002	FOR IMMEDIATE RELEASE

Bema Gold Corporation (“Bema”) is pleased to announce that it has entered into an agreement for a bought deal financing with a syndicate of firms lead by Canaccord Capital Corporation and Haywood Securities Inc. (“the Underwriters”). Bema will issue 3,125,000 units at $1.60 per unit for gross proceeds of CDN$5 million. Bema will file a short form prospectus to clear these units. Each unit will consist of one common share and one half of one common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional common share at a price of $2.00 for a period of 18 months from closing. The Underwriters will have an option to purchase up to an additional 6,875,000 units at the issue price. The purchase of these additional units will result in gross proceeds of CDN$16 million. Proceeds from this offering will be used for general working capital.

On behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

For further information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Toronto Stock Exchanges neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

The common shares and warrants and any securities which may be issued thereunder have not been and will not be registered under the U.S. Securities Act of 1933 as amended and may not be offered or sold in the U.S. or to a U.S. person in the absence of such registration or an exemption therefrom.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

Not for distribution to United States newswire services or for dissemination in the United States.